investFeed Inc.

A Delaware Corporation

Financial Statements

March 31, 2016

InvestFeed Inc.

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS AS OF MARCH 31, 2016 AND FOR THE PERIOD FROM JANUARY 1, 2015 TO DECEMBER 31, 2015	
Balance Sheet	3
Statement of Operations	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 10

investFeed Inc.
BALANCE SHEETS
As of March 31, 2016

		2016		2015
CURRENT ASSETS:				
Cash	$	27,526	$	31,076
Trade Accounts Receivable		0		0
Deferred Tax Assets		0		0
Prepaid Income Taxes		0		0
Total Current Assets		27,526		31,076
DEFFERED TAX ASSET		69,876		53,974
PROPERTY AND EQUIPMENT:				
Machinery and Equipment		1,940		1,940
Less: Accumulated Depreciation		307		210
Net Property and Equipment		1,633		1,730
TOTAL ASSETS	$	99,035	$	86,780
CURRENT LIABILITIES:				
Sales Tax Payable	$	136	$	-
Total Current Liabilities		136		-
DEFFERED TAX LIABILITY		148		131
LONG-TERM LIABILITIES				
TOTAL LIABILITIES		284		131

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

investFeed Inc.
BALANCE SHEETS
As of March 31, 2016

MEMBER'S EQUITY		98,751		86,649
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	99,035	$	86,780

investFeed Inc.
STATEMENTS OF OPERATIONS
For the period from January 1, 2016 to March 31, 2016

investFeed Inc.
STATEMENTS OF OPERATIONS
For the period from January 1, 2016 to March 31, 2016

		2016		2015
REVENUE	$	246	$	1,118
DIRECT COSTS		-		-
GROSS MARGIN		246		1,118
OPERATING EXPENSES:				
Advertising		2,318		15,915
Bank Service Charges		120		311
Communication Expense		(1,069)		132
Depreciation		97		210
Consulting		44,788		127,646
Legal and Accounting		674		8,767
Miscellaneous		1,042		110
Education		190		69
Filing Fees		400		400
Entertainment		523		1,773
Office Expense		279		1,392
Postage and Delivery		126		550
Travel		493		699
Website Expense		3,196		17,359
Total Operating Expenses		53,177		175,333
OPERATING INCOME (LOSS)		(52,931)		(174,215)
INTEREST EXPENSE		-		-
NET INCOME BEFORE TAXES		(52,931)		(174,215)

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

investFeed Inc.
STATEMENTS OF OPERATIONS
For the period from January 1, 2016 to March 31, 2016

INCOME TAXES:		
Current	(57)	(38)
Deferred	15,885	53,843
NET INCOME	$ (37,103)	$ (120,410)

investFeed Inc.
STATEMENTS OF OPERATIONS
For the period from January 1, 2016 to March 31, 2016

investFeed Inc.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the period from January 1, 2016 to March 31, 2016

	2016	2015
SHAREHOLDER'S EQUITY - BEGINNING	$ 86,649	$ 5,866
Net Income	(37,103)	(120,410)
Capital stock issues	49,205	201,193
SHAREHOLDER'S EQUITY - ENDING	$ 98,751	$ 86,649

See accompanying notes, which are an integral part of these financial statements

investFeed Inc.
STATEMENTS OF CASH FLOWS
For the period from January 1, 2016 to March 31, 2016

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (37,103)	$ (120,410)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	97	210
Deferred Income Taxes	(15,885)	(53,843)
Decrease (Increase) in Operating Assets:	(15,788)	(53,633)
Sales Tax Payable	136	-
Total Adjustments	(15,652)	(53,633)
Net Cash Flows From Operating Activities	(52,755)	(174,043)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	(1,940)
Net Cash Flows From Investing Activities	-	(1,940)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of Stocks	49,205	201,193
Net Cash Flows From Financing Activities	49,205	201,193
NET INCREASE (DECREASE) IN CASH	(3,550)	25,210
CASH - BEGINNING	31,076	5,866
CASH - ENDING	$ 27,526	$ 31,076

Not audited or reviewed – no assurance is provided
See accompanying notes, which are an integral part of these financial statements

investFeed Inc.
STATEMENTS OF CASH FLOWS
For the period from January 1, 2016 to March 31, 2016

NOTE 1: NATURE OF OPERATIONS

investFeed Inc. (the "Company"), is a corporation organized June 30, 2014 under the laws of Delaware. The Company was formed so help investors and traders share and monetize their market insight through a social network. As of March 31, 2016, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have consisted of formation activities and preparations to raise additional capital as described in Note 5. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. There were no financial instruments outstanding as of December 31, 2015 and 2014.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. At December 31, 2015, the Company had deferred tax assets of approximately $53,974, related to net operating loss carryforwards (NOL) of $174,384 and $5,866, as of December 31, 2015 and 2014, respectively.

The Company files U.S. federal tax returns. As each year incurred a net operating loss, no federal taxes were due when the returns were filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: STOCKHOLDER'S EQUITY

Common Stock - $1 par value, 4,000,000 authorized shares,

1,155,553 issued and outstanding
shares

Preferred Stock - $5 par value, 1,000,000 authorized shares

NOTE 4: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, has not generated meaningful revenues or profits since inception, and has sustained net losses of $174,384 and $5,866 for the years ended December 31, 2015 and 2014, respectively. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing from its stockholder and/or third parties. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 5: RELATED PARTY TRANSACTIONS

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and members' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective as of the inception date.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt*, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.